SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 21, 2004

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: May 21, 2004 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is the financial statement of MetroGAS S.A. (the "Company") for the period ended March 31, 2004	4

EXHIBIT A

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND 2003

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND 2003

INDEX

Report of Independent Accountants

Balance Sheets

Statements of Operations

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, B, C, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have carried out a limited review of the balance sheets of MetroGAS S.A. at March 31, 2004 and 2003, and of the related statements of income, changes in shareholders' equity and cash flows for the three-month periods then ended and the complementary notes 1. to 15. and exhibits A, B, C, E, F, G and H. These financial statements are the responsibility of the Company.

  Our reviews were limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements, which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and inquiries of Company staff responsible for the preparation of the information included in the financial statements and of its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under review. Accordingly, we do not express an opinion on the Company's financial position, the results of operations, the changes in its shareholders' equity or its cash flows.

  The Company has prepared the financial statements applying valuation and disclosure criteria established by the National Securities Commission which, as explained in Note 3. to the financial statements, differ in certain respects from applicable accounting standards in effect in the Autonomous City of Buenos Aires. The main effects derive from i) the treatment of assets and liabilities arising from the application of the deferred tax method, ii) the application of disclosure criteria for related parties transactions established by Technical Pronouncement No. 21, and
  iii) the recognition of the effects of inflation on the financial statements, the latter being material at December 31, 2003. The effect on the financial statements of the different valuation criteria mentioned in point i) has been included in Note 3.2.e), while the effects described in points ii) and iii) have not been quantified by the Company.

  The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the financial statements, mainly the suspension of the original tariff updating regime, has affected the Company's economic and financial equation, generating uncertainty as to the future development of its business and the Company's ability to comply with the financial obligations assumed. Management is renegotiating certain terms of the License with the National Government to counteract the negative impact caused by the above mentioned circumstances and negotiating the contract terms with its main suppliers to adapt them to the new economic and regulatory context in which it operates.

  As explained in Note 9. to the financial statements, the impact of the devaluation of the Argentine peso on the Company's financial debt in foreign currency and the circumstances mentioned in point 4. have resulted in the Company failing to pay principal and interest corresponding to financial obligations as from March 25, 2002, giving rise to an event of default under the terms of the Global Negotiable Obligations Program. As a result of that event of default, once having obtained certain majorities, the financial creditors could require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable. In November 2003 the Company announced the submission of a proposal to its financial creditors. At the date of these financial statements, the final outcome of the mentioned proposal cannot be determined.

  The Company has prepared its projections to determine the recoverable value of its non-current assets, according to its understanding of the outcome of the renegotiation processes mentioned in points 4. and 5. Due to their uncertain outcome, we are not in a position to determine whether the premises used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in points 4. and 5., raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

  Based on the work done, and on our examination of the financial statements of the Company for the years ended on December 31, 2003 and 2002, on which we issued our report dated March 3, 2004 containing qualifications because of circumstances similar to those indicated in points 3. and 7. of this report, we report that:

  the financial statements of MetroGAS S.A. at March 31, 2004 and 2003, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances of which we became aware and that we have no observations to make concerning them, except for those mentioned in points 3. to 7.

  the comparative information at December 31, 2003 included in the balance sheet and in the complementary notes and exhibits, arise from the audited financial statements of MetroGAS S.A. at that date.

  The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Autonomous City of Buenos Aires, Argentina

May 7, 2004

PRICE WATERHOUSE & CO. By (Partner)
Miguel A. Urus

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND 2003

Fiscal years No. 13 and 12 commenced January 1, 2004 and 2003

Principal activity: Provision of natural gas distribution services

Date of registration with the Public Registry of Commerce: December 1, 1992

Duration of Company: Until December 1, 2091

By-laws amendments:

Approved by Shareholders' Extraordinary Meeting held on February 3, 1993

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 18, 1994

Approved by Shareholders' Extraordinary Meeting held on June 29, 1994

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 19, 1995

Approved by Shareholders' Extraordinary Meeting held on February 7, 1996

Approved by Shareholders' Extraordinary General Meeting held on March 12, 1997

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 29, 2003

Approved by Shareholders' Ordinary, Extraordinary and Special Meeting held on December 10, 2003

Parent company: Gas Argentino S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in capital stock as of March 31, 2004

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of $

Ordinary certified shares of $ 1 par value and 1 vote each:
Class A	290,277
Class B	221,977
Class C	56,917

Capital stock as of March 31, 2004	569,171

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND 2003

Changes in Capital Stock
Subscribed, registered and paid-in
Thousands of $
Capital as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A	12
Capital increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A	388,212
Capital increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A	124,306
Capitalization of the adjustment to capital stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A	56,641
Capital stock as of March 31, 2004	569,171

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

MAIN ACCOUNTS	SHAREHOLDERS´ CONTRIBUTIONS						
	CAPITAL STOCK	ADJUSTMENT TO CAPITAL STOCK	SUBTOTAL	LEGAL RESERVE	UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)	TOTAL SHAREHOLDERS´ EQUITY
	SHARES OUTSTANDING					
	Thousands of $					
Modified balance as of December 31, 2003	569,171	684,769	1,253,940	45,376	(523,598)	775,718
Net income for the period	-	-	-	-	1,868	1,868
Balance as of March 31, 2004	569,171	684,769	1,253,940	45,376	(521,730)	777,586
Balance as of December 31, 2002	569,171	684,769	1,253,940	45,376	(513,352)	785,964
Net income for the period	-	-	-	-	98,626	98,626
Balance as of March 31, 2003	569,171	684,769	1,253,940	45,376	(414,726)	884,590

Notes 1 to 15 and Exhibits A, B, C, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

	March 31,	
	2004	2003
	Thousands of $	
Cash from operating activities		
Net income for the period	1,868	98,626
Interest expense accrued during the period	26,388	23,803
Income tax accrued during the period	7,308	(2,007)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation of fixed assets	19,313	19,985
Amortization of intangible assets	-	2,057
Net book value of fixed assets retired	271	246
Allowance for doubtful accounts	1,428	2,686
Allowance for inventory obsolescence	99	102
Materials consumed	348	647
Financial, holding and exposure to inflation results (not entailing cash inflows or outflows)	540	4,076
Exchange gain	(42,794)	(145,594)
Changes in assets and liabilities		
Trade receivables	(3,980)	13,345
Other receivables	(4,391)	(5,947)
Inventories	(488)	(543)
Accounts payable	15,268	(4,950)
Payroll and social security payable	(1,472)	(725)
Taxes payable	(616)	(149)
Other liabilities	765	1,689
Interest payable and other	(2,442)	(931)
Contingencies reserve	(465)	(1)
Net cash provided by operating activities	16,948	6,415
Cash used in investing activities		
Increase in fixed assets	(4,606)	(3,751)
Net cash used in investing activities	(4,606)	(3,751)
Increase in cash and cash equivalents	12,342	2,664
Cash and cash equivalents at the beginning of the year	239,623	88,686
Cash and cash equivalents at the end of the period	251,965	91,350

Notes 1 to 15 and Exhibits A, B, C, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale
Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE PERIODS ENDED

MARCH 31, 2004, DECEMBER 31, 2003 AND MARCH 31, 2003

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, The Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions (the "License").

As further described in Note 2, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL CONDITION

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The following are some of the measures adopted by the Government, which are still in force as of the date of issuance of these financial statements and their effect on the economic and financial position of the Company.

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of $ 1 per US$ 1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of March 31, 2004, the financial debt (capital original) of MetroGAS, to be valued as described above, amounted to US$ 44,073 thousand.

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set at the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be converted into pesos on a $ 1 = US$ 1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of services and the contractually required investment programs; (c) the interest of users as well as service access conditions; (d) the safety of the systems involved; and (e) company profitability.

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee").

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The Economy Ministry has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by the concessionaire outside the renegotiation process shall amount to its automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the Economy Ministry to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by the utility companies involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

The Economy Ministry convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the Ente Nacional Regulador del Gas ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Both hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the City of Buenos Aires and certain consumer organizations.

Through Executive Orders 2,437/02 and 146/03 the National Executive Power provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the City of Buenos Aires, the National Ombudsman and the Consumer Associations, the suspension of the effects of Executive Orders 2,437/02 and 146/03 was ordered.

In March 2003, MetroGAS requested the Economy Minister, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution ME 20/2002. The Minister of Economy responded MetroGAS' note confirming that the renegotiation process was still in progress.

Before the assumption of the actual president, Néstor Kirchner, MetroGAS sent a note with a summary of the Company's participation in the different stages of the renegotiation process until that date.

The actual administration that took office on May 25, 2003 signed Decree No. 311 through which a Unit of Renegotiation and Public Services Analysis was set up within the Ministry of Economy and the Ministry of Federal Planning Public Investment and Service. The objective is to advice during the renegotiation process of public utility contracts established by the Emergency Law.

This Unit may sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a general regulatory framework project. The Unit would be headed by an Executive Secretary, appointing Mr. Gustavo Simeonoff through joint resolution No. 118 and 25 of both Ministries, who was until that date coordinator of the Renegotiation Committee, created by Decree No. 293/02.

On October 1, 2003, the Government passed Law 25,790 that extends until December 31, 2004 the deadline of the public utility contracts renegotiation process established by the Emergency Law.

On November 26, 2003, the Unit convened to licensee companies for a meeting in order to establish a schedule of activities to analyse different issues related to the license renegotiation. On November 28, 2003 the Unit sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the Unit proposing to include in the agenda issues that the Company considers relevant.

In mid-February 2004 the Executive Power issued two Executive Orders which provisions could influence the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 establishes an investment scheme for basic gas infrastructure works and creates the Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enables the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly because distributors will no longer be able to supply them. Furthermore, the Order divides "residential" customers in three categories according to consumption.

In March and April 2004 a set of resolutions and provisions that regulate the abovementioned executive orders was issued. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalisation Programme for the Exportation of Natural Gas and Use of Transportation Capacity, iii) the ratification of the Agreement for the Implementation of the Schedule for the Normalisation of Gas Prices at Points of Entry into the Transportation System, by virtue of which the Company shall undertake the restructuring of gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, and v) creation and constitution of a Trust System through a Trust Fund.

At the date of these financial statements the Company is studying the abovementioned provisions and it is not possible to determine the final implications in its operation and results.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of the effective date of the Emergency Law, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, the Emergency Law provides for conversion into pesos of all obligations at an exchange rate of $ 1 per US$ 1. Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company has contracts with these characteristics, the most important of which are gas purchase contracts, essential for rendering the licensed service. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalisation of Gas Prices and subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law. However, the application of pass-through would ensure the transfer onto the tariff of these increased costs.

Deferral of the exchange losses deduction for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of $ 1.4 per US$ 1 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the financial statements as of March 31, 2004 as stated in Note 3.2.k).

Impact on the Company's financial and economic position

The provisions of the Emergency Law modify the rules of the Regulatory Framework applicable to the transportation and distribution of natural gas (principally rules providing for tariffs to be calculated in US dollars and stated in pesos and for tariff adjustments by reference to international indexes).

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Law No. 24,076 and its regulations) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This structure was based on a currency board system, dollar-denominated tariffs and tariff adjustments on the basis of international indexes.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, leading to legal uncertainty that makes it impossible for the Company to invest and carry on its business. Remedying these problems goes well beyond the scope of the renegotiation process.

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatisation process be respected.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial debt (see Note 9).

The circumstances above described, have been considered by MetroGAS' management in performing the significant accounting estimates included in these financial statements including those related to the recoverable value of non-current assets. Accordingly, the Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes, as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual future results could differ from those estimates.

The Company's action plan

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

  To continue the process in connection with the renegotiation of the License;

  To continue the action plan in order to modify contracts in light of the current situation;

  To undertake a plan for reducing investments and expenses without thereby affecting the Company's obligation and ability to provide normal and reliable service to its customers;

  To maintain strict financial control in order to adjust financial expenditures to internally generated funds until financial system liquidity is restored;

  To secure any necessary tax advice in order to make the best possible use of tax loss carryfowards arising out of the impact of the emergency on the Company's results; and

  To continue with the plan to restructure all of the Company's financial indebtedness (see Note 9).

The impact of the measures adopted by the Government on the Company's financial statements as of March 31, 2004 has been calculated on the basis of projections and estimates made by MetroGAS' management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company's financial statements may not reflect all adjustments that could result from these adverse conditions. It is not possible to predict the evolution of the Argentine economy, the outcome of the renegotiation of the License or of contracts (including debt obligations) denominated in US dollars or other foreign currencies or their consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these financial statements should take account of the foregoing and the financial statements should be read in light of such uncertainties.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements were prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") established by the Federation of Professional Councils of Economic Science ("FACPCE") and approved by the Professional Council in Economic Science of the Autonomous City of Buenos Aires ("CPCECABA"), with the modifications established by the CNV. Figures are expressed in thousands of Argentine pesos. These accounting rules are consistent with those applied in the previous fiscal year.

The accounting rules introduced and adopted by CNV as from January 1, 2003, have resulted in the acknowledgement of adjustments to the results of previous years, which have affected the balances as of 31 December, 2002, according to the following detail:

Concept	Effect on the net income as of December 31, 2002
Thousands of $
Valuation of receivables at discounted values	(1,628)
Recognition of liabilities for labor costs	620
Results of exposure to inflation of liabilities for labor costs	4,152
Total	3,144

CPCECABA approved the Technical Resolution No. 21 "Equity Value - consolidation of financial statements - information to be disclosed by related parties" through its Resolution M.D. No. 5/03. This Technical Resolution and the modifications incorporated became effective for financial years started as of April 1, 2003.

CNV has adopted this Technical Resolution through its General Resolution No. 459/04 establishing its applicability for financial years started as of April 1, 2004. Based on these guidelines, as of March 31, 2004, this Technical Resolution had not become effective.

3.1. Recognition of the effects of inflation and compared information

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. Since January 1, 2002, and in accordance with generally accepted accounting principles and control body requirements, the Company resumed inflation accounting, considering that accounting measurements restated for inflation up to August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos of such latter date.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The accumulated inflation rate from January 1, 2002 to February 28, 2003, amounted to 120% in accordance to the abovementioned index.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements for fiscal years ending after that date should be stated in nominal Argentine pesos. Consequently, according to Resolution No. 441, issued by CNV, the Company discontinued the restatement for inflation of its financial statements effective March 1, 2003. This criterion does not agree with current professional accounting rules, which establish that financial statements must be restated for inflation as of September 30, 2003.

3.2. Valuation criteria

The preparation of the financial statements in conformity with generally accepted accounting principles requires Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual future results could differ from those estimates.

The principal valuation criteria used in the preparation of the financial statements are as follows:

a) Cash and deposits in banks

Amounts denominated in Argentine pesos have been valued at nominal value.

b) Assets and liabilities in foreign currency

Amounts denominated in foreign currency have been valued at nominal value translated at period-end exchange rates, except for:

  Financial debts in foreign currency owed to financial institutions in the Argentine financial system which have been converted into pesos at a rate of $ 1 per US$ 1 (as described in Note 2), including accrued interest through the end of the year, if applicable; and

  Accounts payable in foreign currency that are under renegotiation and have been converted into pesos at a rate of $ 1 per US$ 1.

c) Investments

"BOCANOBA" (Bonds for Settlement of Debts of the Province of Buenos Aires) have been valued at their nominal value times $ 1.4 (see Note 5) since they are in US$ and they are used to settle tax liabilities accepted at that value.

Government bonds ("BODEN") have been valued at fair market value at the end of each period.

Treasury bills ("Patacones") issued by the Province of Buenos Aires and bills issued to cancel Buenos Aires Province obligations ("Lecops") have been valued at face value (see Note 5) as they are used to cancel taxes payable at nominal value.

d) Trade receivables, other receivables and liabilities

Trade receivables include accrued but unbilled services as of the end of each period. Trade receivables are stated net of the allowance for doubtful accounts, which is based on the Company's estimates of collections.

Trade receivables, other receivables and liabilities are stated at their nominal value including accrued interest at the end of the period, if appropriate. The outstanding balance obtained by applying this criterion does not differ significantly from the accounting valuation obtained by calculating the discounted value of the respective assets and liabilities, using the applicable internal rate of return at inception.

e) Other receivables not included in d) above

Other receivables not included in d) above have been stated at present value on the basis of the amounts expected to be collected discounted by using the interest rate for savings accounts published by Banco de la Nación Argentina, except for deferred income tax assets, which have been stated at nominal value as required by CNV rules. This criterion does not agree with the accounting policies in effect in the Autonomous City of Buenos Aires, which requires these balances to be discounted. If the discount established by Resolution No. 243/01, issued by CPCECABA would be applied, net deferred income tax assets would have decreased by $ 2.8 million, approximately. The present value was calculated by using the interest rate for savings accounts published by Banco de la Nación Argentina in accordance with the Company's projections based on its best estimates.

f) Other receivables in kind

Other receivables in kind have been valued based on the replacement cost at the end of the period of goods or services to be received.

g) Inventories

Materials to be disposed have been valued at their estimated net realizable value.

Warehouse materials are valued at its weighted average price since July 1998 as a result of the change of the accounting system. Those values do not differ significantly from replacement costs at March 31, 2004, December 31, 2003 and March 31, 2003. These are net of the allowance for inventory of obsolescence that is based on estimates made by the Company.

Values obtained, net of the allowance for obsolescence, do not exceed their recoverable values estimated at the end of the period.

h) Fixed assets

The value of fixed assets received at the Takeover Date is based on the aggregate transfer value specified in the Transfer Agreement, which was the equivalent of the shareholders' contributions plus liabilities assumed. This value has been restated for inflation as described in Note 3.1.

On the basis of special work performed by independent experts, the aggregate transfer value mentioned above has been assigned to the transferred assets based on their respective fair values. The Company has determined the remaining useful life of those assets based on the type and current condition of, and the renewal and maintenance programs for, those assets.

Assets acquired or constructed after the Takeover Date are valued at their acquisition cost restated in constant Argentine pesos as described in Note 3.1 except for distribution networks constructed by third parties (several associations and cooperative organizations). As established by ENARGAS, these distribution networks are valued at the amounts equivalent to specific gas cubic meters.

Fixed assets are depreciated under the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives. Depreciations of these assets have been calculated on the basis of the amounts of these assets adjusted by inflation as of February 28, 2003.

The Company capitalizes the net cost of external financing used to fund construction work in "Fixed assets" until such construction is ready for its intended use. As mentioned in Note 9, capitalized interest during the periods ended March 31, 2004 and 2003 amounted to $ 267 thousand and $ 336 thousand respectively and during the year ended December 31, 2003 amounted to $ 1,222 thousand.

During the periods ended March 31, 2004 and 2003 the Company capitalized $ 556 thousand and $ 798 thousand, respectively and $ 3,156 thousand for the year ended December 31, 2003, corresponding to the portion of operating costs attributable to the planning, execution and control of investment projects.

Pipeline gas inventories have been valued at their respective acquisition costs restated for inflation, according to note 3.1.

Warehouse materials have been valued at weighted average price since July 1998 as a result of the change of accounting system.

Aggregate fixed assets value does not exceed its recoverable value.

i) Intangible assets

Intangible assets as of March 31, 2004 and December 31, 2003 represent costs incurred in connection with managerial and financial advisory contracted to develop a comprehensive plan to restructure all of the Company's financial indebtedness. At March 31, 2003 intangible assets consisted of costs incurred in connection with the issuance of medium-term debt pursuant to the Company's Global Negotiable Obligations Program and certain projects related to future income generation, which are fully amortized at March 31, 2004.

j) Severance indemnities

Severance indemnities are expensed when paid.

k) Income tax

The Company records income tax using the deferred income tax method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement and their respective tax bases. Deferred tax assets arise principally from income tax loss carryfowards and for the deferrement for income tax purposes of the exchange difference generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system. Deferred tax liabilities arise principally from temporary differences between book values and tax basis of fixed assets and intangible assets, basically for the different amortization criteria and the treatment of certain financial results (interests, exchange difference and restatement for inflation), capitalized in such items.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred tax assets
	Estimated loss carryfoward	Allowances	Financial debt	Others	Valuation allowance	Total
	Thousands of $
Balances as of December 31, 2003	269,361	11,765	32,095	14,787	(170,632)	157,376
Charges to statement of operations	3,592	(122)	(10,698)	67	-	(7,161)
Balances as of March 31, 2004	272,953	11,643	21,397	14,854	(170,632)	150,215

Deferred tax liabilities

	Fixed assets	Others	Total
	Thousands of $
Balances as of December 31, 2003	(12,426)	(2,759)	(15,185)
Charges to statement of operations	72	(219)	(147)
Balances as of March 31, 2004	(12,354)	(2,978)	(15,332)

At March 31, 2004, the Company recorded a deferred tax asset amounting to $ 272,953 and $ 269,361 thousand at the end of the period and the beginning of the year, respectively, arising from the tax loss carryforwards originated in fiscal year 2002. Such carryforward is available to offset taxable income for future years, expiring in 2007.

The realization of deferred income tax assets, including the abovementioned tax loss carryfowards, depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the expected reversal of the deferred income tax liabilities; tax planning and taxable income projections based on its best estimates as stated in Note 2 when evaluating the recoverability of such deferred tax assets.

Based on these projections, MetroGAS has recorded a valuation allowance against these deferred tax assets amounting to $ 170,632 thousand at the end of the period and the beginning of the year.

Net deferred tax assets at the end and the beginning of the period according to the information included in the above tables amounted to $ 134,883 thousand and $ 142,191 thousand, respectively.

The table below shows the reconciliation between the income tax charge included in the statement of operations and the income tax resulting from applying the statutory income tax rate on the pre-tax income (loss) for the period.

	March 31,
	2004	2003
	Thousand of $
Income tax (benefit) expense calculated using the statutory rate over pre-tax income (loss)	(3,212)	(33,817)
Permanent Differences
Restatement for inflation	(4,089)	(3,445)
Non deductible expenses	(7)	380
Valuation allowance on deferred income tax assets	-	38,889
Income tax	(7,308)	2,007

l) Asset tax

Law No. 25,063 established asset tax for the term of ten fiscal years as from the year ended December 31, 1998. This tax complements the income tax, as it implies a minimum tax on potential income on certain operating assets at a 1% rate and the fiscal obligation will be the higher of both taxes. However, if the asset tax exceeds the income tax in one fiscal year, the amount in excess would be taken as in advanced payment of the income tax over the asset tax for the following ten years. The Company recorded a credit balance for the asset tax at the end of the period, which is disclosed within "Other receivables", as the Company estimates this amount will be offset against future income tax obligations.

m) Balances with related parties

Balances with related parties generated from financial transactions, re-financing and other various transactions have been valued according to the conditions agreed by the parties involved.

n) Provision for contingencies

The Company recorded an allowance to provide for possible labor and commercial contingencies, as well as various risks that could result in obligations for the Company. To estimate these amounts and the probability of occurrence, the opinion of the Company's legal advisors has been considered. Furthermore, insurance coverage contracted by the Company has also been taken into account. As of the date of issuance of these financial statements, the Company's management believes there are no elements to determine that other contingencies may occur and impact negatively MetroGAS' financial condition.

o) Shareholders' equity accounts

These accounts have been restated in constant Argentine pesos as mentioned in Note 3.1, except for the "Capital stock" account which has been maintained at its original amount. The related adjustment required from January 1, 2002 to February 28, 2003 has been disclosed under "Adjustment to capital stock".

p) Revenue recognition

The Company recognizes revenues on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each period. The amounts effectively delivered have been determined based upon the volumes of gas purchased and other historical data.

q) Statements of operations accounts

These accounts as of March 31, 2003 have been restated in constant Argentine pesos as of February 28, 2003, as follows:

  Accounts reflecting monetary transactions throughout the period (net sales, operating costs, administrative and selling expenses and other losses net) have been restated in February 28, 2003 constant Argentine pesos, by application to the original value the conversion factor corresponding to the month when the transaction occurred.

  Income charges related to non-monetary assets valued at restated cost (depreciation of fixed assets and amortization of intangible assets) have been computed based on the restated amounts of such assets.

  Holding results on inventories which are valued at replacement cost are stated net of the effect of each period's inflation on such inventories and have been disclosed in the Statements of operations in "Financing and holding results from assets".

  Financing results (interest, exchange gains/losses) have been disclosed net of the effect of inflation of the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in "Results from exposure to inflation".

3.3. Basic and diluted Earnings per share

Basic and diluted earnings per share were calculated on the basis of weighted average shares outstanding at March 31, 2004 and 2003, which amounted to 569,171,208. The Company does not have any outstanding instrument with a potential dilutive effect; consequently both of these ratios are equal.

3.4. Financial instruments

As of March 31, 2004 and 2003, MetroGAS has not used any other financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

The Company does not use financial instruments for speculative purposes.

3.5 Industry segment information

The Company operates exclusively in the rendering of public natural gas distribution service. The rest of the activities do not qualify as segments to be presented individually under the guidelines of Technical Resolution No. 18 of FACPCE.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

March 31, 2004	December, 31 2003	March 31, 2003
	Thousands of $		
Assets			
Current assets			
a) Cash and deposits in banks			
Cash	83	85	206
Banks	250,150	237,867	87,607
Collections to be deposited	1,691	1,589	1,928
	251,924	239,541	89,741
b) Investments (Exhibit C)			
Government Securities	40	82	1,609
Saving account deposits	1	-	-
	41	82	1,609
c) Trade receivables, net			
Trade accounts receivable	120,417	109,886	112,182
Unbilled revenues	17,682	22,616	30,226
Change in turnover tax for Province of Buenos Aires (Note 15.1.)	3,908	3,805	3,482
Tax on banking transactions to be recovered	3,616	4,644	6,276
Allowance for doubtful accounts (Exhibit E)	(67,509)	(66,081)	(62,580)
	78,114	74,870	89,586
d) Other receivables			
Affiliated companies (Note 6 a))	26	47	27
Other advances	3,209	2,200	1,807
Take-or-pay to be recovered	59	-	12,896
Other receivables	807	853	863
Insurance and other prepaid expenses	4,949	2,508	1,026
	9,050	5,608	16,619
e) Inventories, net			
Available for sale materials	-	-	15,649
Warehouse materials	3,151	3,011	2,273
Allowance for inventory obsolescence (Exhibit E)	(593)	(593)	(510)
	2,558	2,418	17,412
Non-current assets			
f) Trade receivables			
Change in turnover tax for Province of Buenos Aires (Note 15.1.)	1,931	2,623	4,610
	1,931	2,623	4,610
g) Other receivables			
Deferred income tax assets (Note 3.2 k))	134,883	142,191	190,106
Receivables for dividends distributed in advance	2,370	2,317	2,339
Receivables for dividends distributed in advance with affiliated companies (Note 6 b))	5,532	5,407	5,459
Receivables for minimum presumed income tax	19,270	18,498	8,218
Sundry	1,009	1,010	425
	163,064	169,423	206,547

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables is as follows:

As of March 31, 2004, investments corresponded to "BOCANOBA", which accrue interest at a semiannual rate of 6% and were recorded at their nominal value times $ 1.40 since they are in US$ and they are used to settle tax liabilities and "BODEN" bearing interest at an annual rate of 1.06%. As of December 31, 2003 and March 31, 2003 investments were composed of "Patacones" bearing interest at an annual rate of 7% and were recorded at their nominal value as they are used to settle taxes payable; non-interest bearing "Lecops" and "BODEN" bearing interest at an annual rate of 1.35%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company will be entitled to collect interest on late payment at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by the Banco de la Nación Argentina, as from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2.

The receivable corresponding to changes in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (see Notes 2 and 14).

NOTE 6 - TRANSACTIONS AND BALANCES WITH AFFILIATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino and their affiliates. As of March 31, 2004, the shareholders of Gas Argentino are British Gas International B.V. (a wholly owned subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%).

These financial statements include the expenses derived from the following transactions with affiliated companies:

  Direct and indirect gas supply contracts with YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).

  Fees under the Manpower Supply Agreement with BG International Limited (member of British Gas holding).

  Fees accrued under the Personnel Supply Agreement with BG Argentina S.A. (member of British Gas holding).

Significant transactions with affiliated companies are as follows:
	March 31,
	2004	2003
	Thousands of $
Gas purchases	17,577	8,273
Technical operator's fees	136	128
Contingent Technical operator's fees	996	940
Personnel supply	562	397

The outstanding balances as of March 31, 2004, December 31, 2003 and March 31, 2003 from transactions with affiliated companies are as follows:
	March 31,	December 31,	March, 31
	2004	2003	2003
	Thousands of $
Current Assets
a) Other receivables
YPF	26	17	-
BG International Limited	-	30	27
	26	47	27

Non Current Assets
b) Other receivables
Gas Argentino	5,532	5,407	5,459
	5,532	5,407	5,459

Current Liabilities
c) Accounts payable
BG Argentina	-	103	74
BG International Limited	2,524	2,478	2,614
YPF	6,437	4,841	3,731
	8,961	7,422	6,419

Non Current Liabilities
d) Accounts payable
BG International Limited	8,457	7,406	4,723
	8,457	7,406	4,723

NOTE 7 - RESTRICTED ASSETS

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The net book value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (See Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of capital stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the net book value of specified assets of MetroGAS or the proceeds, net of costs and taxes, paid by the successful bidder in a new competitive bidding process (see Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

8.2. "K" Investment Factor

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-month period beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six-months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter.

As a result of (i) the Argentine financial crisis (see Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the current scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these financial statements is pending.

8.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of noninterruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to, encumber assets to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the breakdown of the Company's Financial Debt as of March 31, 2004 and 2003, indicating the average interest rates and maturity date for each item:
	March 31,
	2004		2003
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Obligations - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	8.00%	03/25/2002
Overdrafts with foreign financial institutions	7.94%-11.26%	02/19/200206/14/2002	7.94%-11.26%	02/19/2002 06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the periods ended March 31, 2004 and 2003 are as follows:
	March 31,
	2004	2003
	Thousands of $
- Nominal financial cost	26,655	24,139
- Net financial results of other debts	26	-
Total interest	26,681	24,139
- Capitalized interest (Note 3.2.h))	(267)	(336)
Total interest charged to the results of operations	26,414	23,803

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company had entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interests' cancellation date and the maturity date of the Series. Such agreement was cancelled during 2002 as mentioned below.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

MetroGAS executed an early termination of the future euro purchase agreement referred to above. The Company used the funds it received upon such termination to make, on August 12, 2002, an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors being treated equitably with respect to the total amount paid.

On September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Negotiable Obligations Program an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval that APE is binding on all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

As it has been over one year since the License re-negotiation process formally started with the Government with no success and due the APE commencement, MetroGAS has decided to adopt a prudent position and has classified the entire financial debt as current retroactively in its financial statements as of December 31, 2002.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as of that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfillment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

NOTE 10 - CAPITAL STOCK

As of March 31, 2004, the Company's capital stock totaled $ 569,171 thousand, all of which is fully subscribed, paid-in and registered.

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total capital stock of $ 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's capital stock, 20% of the Company's capital stock was distributed in an initial public offering as specified below and 10% of the Company's capital stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (see Note 13).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's capital stock it held, represented by 102,506,059 Class B Shares. At the date of these financial statements this capital stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class B Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class B Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's capital stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to capital stock.

The Company's by-laws provide for issuing a Profit Sharing Bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (see Note 13).

Additionally, the Company is prohibited by the terms of its Series C Notes (see Note 9) from paying dividends during the continuation of an event of default thereunder.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class A shares (representing 51% of capital stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' capital stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the capital stock represented by Class C shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class C Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year (see Note 11).

Participants in the PPP purchased their shares from the Government for $ 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class B shares. The decision to convert Class C Shares to Class B Shares must be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

As a result of the ratification of the Agreement for the Implementation of the Schedule for the Normalisation of Gas Prices at Points of Entry into the Transportation System, the Company shall undertake the restructuring of gas purchase contracts in order to adapt contract conditions (Note 2). At the time these financial statements were approved, the result of these negotiations could not be predicted.

Under different long-term contracts with YPF, Petrobras Energía, Total Austral/Pan American Energy/Wintershall Energía joint venture and other producers of Tierra del Fuego, Neuquén and Santa Cruz Provinces, the Company is entitled to purchase a major portion of its natural gas needs. This is set forth in the table below:

Volumes - Daily averages for the years
	2004	2005	2006	2007	2008

MMCM/d (1)	14.4	13.6	11.4	9.8	4.2
MMCF/d (2)	508.3	478.6	400.9	344.6	147.8

According to the long-term contract provisions, the minimum natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Volumes - Daily averages for the years
	2004	2005	2006	2007	2008

MMCM/d (1)	10.7	11.0	9.4	8.4	3.9
MMCF/d (2)	379.0	386.8	331.1	295.8	136.0
Amount committed/year (3)	185.0	172.4	143.5	125.8	50.4

(1) Millions of cubic meters per day

(2) Millions of cubic feet per day

(3) Millions of dollars. As a consequence of the Emergency Law gas purchased as from January 2002 has been valued at a $ 1 = US$ 1 conversion rate. Gas purchased from May 2002 to September 2004 has been valued according to the provisory values used by the ENARGAS to determine the tariffs. Since October 2004 and up to the end of these agreements terms, prices have been considered at a $ 1 = US$ 1 conversion rate.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken at March 31, 2004.

14.2. Gas transportation

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions (see Note 2) applicable to utility services, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas de Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 22.8 MMCM per day, considering the transportation capacity contracted as of March 31, 2004.

The Company is obligated to pay approximately $ 386,480 thousand for the entire period between 2004 and 2005; $ 561,220 thousand for the entire period between 2006 and 2008 and $ 1,022,370 thousand for the entire period between 2009 and 2016, for firm transportation capacity under such contracts.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of British Gas holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (see Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate $ 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of $ 360 thousand, adjusted by CER (Fixed Management Fee) or, 7% of Company Net Profits (Fee on Profits) provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the Fee on Profits may be higher than $ 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the above-mentioned clause will have no further effect and the Company shall pay, besides the ordinary Management Fee, an additional amount equivalent to the Fixed Management Fee of $ 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with affiliated companies related to this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Transfer to tariff - Turnover Tax

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of $ 16,824 thousand. In addition the resolution established a term for the recovery of the above-mentioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of March 31, 2004, December 31, 2003 and March 31, 2003 the financial statements of the Company include a current receivable of $ 3,908 thousand, $ 3,805 thousand and $ 3,482 thousand and a non-current receivable of $ 1,931 thousand, $ 2,623 thousand and $4,610 thousand, respectively. Interest accrued at March 31, 2004 and 2003 amounts to $ 161 thousand and $ 270 thousand, respectively and have been recognized as financial and holding results from assets in the statements of operations for these periods.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse, which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2 Stamp Tax

On April 4, 2001, the tax authorities of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to $ 48.1 million (including fines and interest).

Additionally, Neuquén asserted that MetroGAS is liable for stamp tax of $ 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of Neuquén informed MetroGAS that it was liable for stamp taxes of $ 14.5 million with respect to Tacit Acceptance Contracts between several gas companies and MetroGAS that were executed after the privatization of GdE.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed Neuquén not to continue actions for collecting the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of $ 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against Rio Negro with the CSJN and obtained an injunction. Consequently, Rio Negro has suspended all the collection proceedings until the final ruling is issued.

The tax authority of the province continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

ENARGAS has notified the Ministry of Economy and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

On September 18, 2003 the tax authorities of the Province of Neuquén notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total y Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of Provincial Decree 786/98. Furthermore, Neuquén claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom.

MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an interim assessment.

MetroGAS has filed defence with the Province of Neuquén and on November 19, 2003 it brought an injunction within the framework of the declaratory judgement action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Povince.

On the same date and with the same result obtained by TGS, CSJN ruled on proceedings "Y.P.F. S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compañía Argentina de Petróleo S.A. against Neuquén on request of unconstitutionality". The recent rulings of CSJN, summarised above, would probably be applicable actions brought by MetroGAS.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable.

15.3. Income Tax - bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the Ex-officio ruling that disallowed bad debt deductions on the Company's Income Tax Returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of $ 854 thousand and $ 1,585 thousand, respectively.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than $ 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

On December 3, 2002, executive order 2,442/02 was published, replacing Article 136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives is to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution 1,457 of AFIP was published, establishing the amount in $ 1,500.

According to the above mentioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse.

Nevertheless, on September 11, 2003 MetroGAS was notified of a court order issued at the request of the AFIP informing the attachment of certain of MetroGAS' real properties in the City of Buenos Aires for approximately $ 6.9 millions. This circumstance was registered on November 26, 2002 at the corresponding registry. As of March 31, 2004, the total net book value of the attached fixed assets amounted to $ 46,759 thousand.

15.4 Occupancy of public space levy and study, revision and inspection of works in public spaces levy.

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the City of Buenos Aires ("GCBA"). Pursuant to such agreement, the Company agreed to pay the GCBA $ 0.5 million per year, to compensate for street work inspection costs.

In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been challenged by the public service companies and has not been paid.

From 2000 onwards, the GCBA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCBA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCBA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCBA sent MetroGAS a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for $ 5.2 million for 2000.

In addition, on December 2, 2002 the GCBA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of $ 7.65 million relating to the years 2000 and 2001. Subsequently the GCBA claimed unpaid amounts in connection with the study, revision and inspection of works in public spaces levy and the agreement entered into in 1997 for a total amount of $ 0.96 million. MetroGAS filed an administrative appeal against both claims.

On May 12, 2003, the GCBA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of $ 16.3 million, payable by the Company by May 31, 2003. MetroGAS filed an administrative appeal against this claim. In addition, the Company gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by its customers in the City of Buenos Aires of any amounts MetroGAS is required to pay as a result of these claims.

On July 11, 2003, the GCBA claimed the payment of the study, revision and inspection of works in public spaces levy for an amount of $ 0.08 million corresponding to May 2003. MetroGAS filed an administrative appeal against this claim. Furthermore, MetroGAS received new claims for the study, revision and inspection of work in public spaces levy for an amount of $ 0.334 million approximately, corresponding to July, August, September and October 2003, which were challenged at an administrative instance.

On February 27, 2004, the GCBA sent bills claimed the payment of the occupancy of public space levy related to 3rd and 4th quarters of 2003 and 1st quarter of 2004, amounted to $ 1.8 million, approximately. The Company will file an administrative appeal against Dirección General de Rentas of GCBA.

MetroGAS consistently denies legal validity for the occupancy of public space levy and insists that the amount applicable for the study, revision and inspection of works in public spaces levy should be the one established in the SWA, which the Company paid regularly.

Notwithstanding the above, MetroGAS is continuing the negotiations with the GCBA on these matters.

15.5. Filing for Bankruptcy and executives proceedings

15.5.1. Filing for Bankruptcy

  Iaccarino, Edelmira Zulema vs. MetroGAS - Bankruptcy proceedings

  Bankruptcy proceedings have been filed against MetroGAS. MetroGAS answered the claim and in order to prove the Company's solvency, made a judicial deposit of the amount claimed at the rate of A $ 1 to US$ 1 plus CER index, plus 10% for legal costs, amounting to $ 461,080. The plaintiff has recently asked the judge to demand deposit of the difference with respect to amounts claimed from MetroGAS.

  Chameris Investments vs. MetroGAS - Bankruptcy

Chameris Investments filed bankruptcy proceedings. MetroGAS submitted defences, which were answered by the plaintiff. The court ordered documentation to justify the holding of securities and MetroGAS deposited the amount of $ 460,267.

15.5.2. Executive Proceedings and Appeals for Relief ("amparos")

At the time these financial statements were issued, the Company executory proceedings and "amparos" had been brought against the Company by holders of Negotiable Obligations, which are pending resolution.

15.6. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's financial statements as of March 31, 2004.

Vito Sergio Camporeale
Deputy President

EXHIBIT C

METROGAS S.A.

INVESTMENTS

ISSUER	TYPE OF SECURITY	FACE VALUE	QUANTITY	LISTED PRICE AS OF MARCH 31, 2004	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF MARCH 31, 2004	BOOK VALUE AS OF DECEMBER 31, 2003	BOOK VALUE AS OF MARCH 31, 2003
			Thousands		Thousands of $			
CURRENT INVESTMENTS								
Government Securities								
Bonds for Settlement of Debts of the Province of Buenos Aires (BOCANOBA)	-	1	6	1.40	9	9	-	-
National Government bonds (BODEN 2012)	-	1.40	16	1.95	31	31	39	21
Treasury bills - Patacones	-	-	-	-	-	-	5	1,340
Treasury bills - Lecop	-	-	-	-	-	-	38	248
Bank deposits								
Saving account	-	1	-	1	1	1	-	-
Total					41	41	82	1,609

Vito Sergio Camporeale
Deputy President

EXHIBIT E

METROGAS S.A.

ALLOWANCES

MAIN ACCOUNT	March 31, 2004				December 31, 2003	March 31, 2003
	AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of $					
Deducted from assets						
For doubtful accounts	66,081	1,428	-	67,509	66,081	62,580
For obsolescence of materials						
Inventories	593	-	-	593	593	510
Fixed assets	741	99	-	840	741	525
Valuation allowance on deferred income tax assets	170,632	-	-	170,632	170,632	117,466
Total	238,047	1,527	-	239,574	238,047	181,081
Included in the liabilities						
Contingencies reserve	2,387	-	(465)	1,922	2,387	710
Total	2,387	-	(465)	1,922	2,387	710

Vito Sergio Camporeale
Deputy President

EXHIBIT F

METROGAS S.A.

OPERATING COST

MAIN ACCOUNT	March 31, 2004	March 31, 2003
Stock at the beginning of the year		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Plus		
Purchases		
Gas for distribution	49,085	24,806
Gas for processing	2,709	665
	51,794	25,471
Transportation for customers	48,987	49,251
Transportation for gas processing	500	553
	49,487	49,804
Operating Costs (Exhibit H)		
Gas sales	24,558	24,191
Processed Natural Gas	82	620
	24,640	24,811
Less		
Stock at the end of the period		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Operating Cost	125,921	100,086
Natural Gas	122,630	98,248
Processed Natural Gas	3,291	1,838

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND 2003

SUMMARY OF ACTIVITY REQUIRED BY RESOLUTION No. 368/01 ISSUED BY THE COMISION NACIONAL DE VALORES

Significant accounting policies

The information contained in this Summary of Activity Report has been prepared in accordance with Resolution No. 368/01 issued by the Comisión Nacional de Valores ("CNV") and should be read together with the attached financial statements as of March 31, 2004 and 2003, which have been prepared in accordance with Argentine GAAP.

CPCECABA approved the Technical Resolution No. 21 "Equity Value - consolidation of financial statements - information to be disclosed by related parties" through its Resolution M.D. No. 5/03. This Technical Resolution and the modifications incorporated became effective for financial years started as of April 1, 2003.

CNV has adopted this Technical Resolution through its General Resolution No. 459/04 establishing its applicability for financial years started as of April 1, 2004. Based on these guidelines, as of March 31, 2004, this Technical Resolution had not become effective.

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. Since January 1, 2002, and in accordance with generally accepted accounting principles and control body requirements, the Company resumed inflation accounting, considering that accounting measurements restated for inflation up to August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos of such latter date.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The accumulated inflation rate from January 1, 2002 to February 28, 2003, amounted to 120% in accordance to the above-mentioned index.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements for fiscal years ending after that date should be stated in nominal Argentine pesos. Consequently, according to Resolution No. 441, issued by CNV, the Company discontinued the restatement for inflation of its financial statements effective March 1, 2003. This criterion does not agree with current professional accounting rules, which establish that financial statements must be restated for inflation as of September 30, 2003.

The Argentine Economic Scenario and its impact on the Company

As from the date the Emergency Law and subsequent decrees were passed, the Company's activity has been significantly affected. As describes in Note 2 to the financial statements, the Company's management is currently defining and implementing an action plan in order to reverse the severe impact of the scenario on the Company's results of operations. Note 2 to these financial statements describes the economic scenario, the impacts of the Emergency Law and subsequent decrees on the Company and the uncertainties caused on the Company's future results.

General

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (from May to September), due to the larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On September 30, 1997 ENARGAS issued Resolution No. 464/97 approving the maximum tariffs for MetroGAS corresponding to the 1998/2002 period.

This Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7% and the "K" Factor. Under the tariff tables effective between July 1, 1998 and July 1, 2001, the "K" Factor was applied to residential, small and medium-sized commercial and industrial consumers (general P and general G), sub-distributors and natural compressed gas tariffs. As of December 31, 2003 the accumulated "K" Factor included in tariffs amounted to an average rate of 3.1% for each customer category.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved the tariff table without including the US PPI adjustment applicable as from January 1, 2002. Consequently, MetroGAS has filed an administrative action that as of the date of issuance of these financial statements is pending resolution.

Subsequently, ENARGAS approved temporarily and for the period from May 1 to June 30, 2002, the tariffs expressed in pesos. The tariffs approved corresponded to the price of gas at wellhead for the same period of 2001. ENARGAS extended these tariffs for another month, up to July 31, 2002 and finally ratified them as from August 1, 2002. As of the date of issuance of these financial statements these tariffs are in force.

Analysis of Operations for the periods ended March 31, 2004 and 2003

The three-month period ended March 31, 2004 was characterized by an increase in volumes of gas delivered to power plants due to a higher electric generation and lower hydroelectric generation.

The Company's net sales during the three-month period ended March 31, 2004 increased by 32.3% and operating costs increased by 25.8% compared to the same period of the previous year, resulting in a $ 10,105 thousand increase in gross profit, increasing to $ 21,207 thousand the first three-months of 2004 compared to $ 11,102 thousand during the same period of the previous year. An operating loss of $ 4,398 thousand was recorded in the first three-month of 2004 compared to an operating loss of $ 16,985 thousand recorded in the same period of the previous year.

The Company's net income for the three-month period ended March 31, 2004 amounted to $ 1,868 thousand compared to a net income of $ 98,626 thousand for the same period of the previous year. This variation is mainly due to a lower gain recorded during the first three-months of 2004 resulting from the exchange differences, generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system due to a exchange rate variation.

Operating results and financial condition

Net sales

Total net sales increased by 32.3% during the three-month period ended March 31, 2004, amounting to $ 147,128 thousand compared to $ 111,188 thousand in the same period of the previous year. This increase was mainly due to higher incomes related to sales to power plants, industrial, commercial and governmental customers and residential customers.

Sales volume to residential customers during the three-month period ended March 31, 2004 increased by 13.8% compared to the same period of 2003, due to higher consumption per capita and an increase of 0.9% in the number of residential customers. Furthermore, net sales to residential customers increased by 8.2% from $ 55,145 thousand during the three-month period ended March 31, 2003 to $ 59,688 thousand in the same period of 2004.

Volumes delivered to power plants increased by 96.0% during the first three-months of 2004 compared to the same period of the previous year. This increase in volumes was mainly due to the increase in the electricity demand and lower hydroelectric generation, which affected power plants gas consumption during the first three-months of 2004 compared to the same period of the previous year. Furthermore, net sales of gas and transportation and distribution services to these customers increased by 189.2% compared to the same period of the previous year mainly due to an increase in gas sales for which rates higher than transportation and distribution tariffs are charged.

As a result of the economic recovery generated by the exchange rate variation, volumes of gas transported and delivered to industrial, commercial and governmental customers increased by 19.4% during the first three-months of 2004 compared to the same period of the previous year. Furthermore, net gas sales and transportation and distribution services to these customers increased by 25.1% during the three-month period ended March 31, 2004 compared to the same period of the previous year.

Volumes of CNG delivered during the first three-months of 2004 increased by 15.9% compared to the same period of 2003 due to an increase in the number of CNG-converted vehicles as a result of the repeated increases in the prices of competing fuels. Moreover, net sales of CNG increased by 13.8% during the three-month period ended March 31, 2004 compared to the same period of the previous year.

Net sales and volumes available for processing during the first quarter of 2004 increased by 44.2% and 169.2%, respectively, compared to the same period of 2003 due to the increase volumes of gas delivered, from which by-products are extracted, as a result of the increased gas demand.

The following table shows the Company's net sales by customer category for the three-month periods ended March 31, 2004 and 2003, in thousands of pesos:

	For the three-month period ended March 31, 2004	% of Net Sales	For the three-month period ended March 31, 2003	% of Net Sales
Gas sales:
Residential	59,688	40.6	55,145	49.6
Power Plants	20,814	14.1	194	0.2
Industrial, Commercial and Governmental	24,282	16.5	20,113	18.1
Compressed Natural Gas	16,653	11.3	14,638	13.2
Subtotal	121,437	82.5	90,090	81.1
Transportation and Distribution Services
Power plants	10,727	7.3	10,713	9.6
Industrial, Commercial and Governmental	6,709	4.6	4,659	4.2
Subtotal	17,436	11.9	15,372	13.8
Processed Natural Gas	8,255	5.6	5,726	5.1
Net sales	147,128	100.0	111,188	100.0

The following table shows the Company's natural gas sales and transportation and distribution services volume by customer category for the three-month periods ended March 31, 2004 and 2003, in millions of cubic meters:

	For the three-month period ended March 31, 2004	% of Volume of Gas Delivered	For the three-month period ended March 31, 2003	% of Volume of Gas Delivered
Gas sales:
Residential	201.6	10.7	177.1	15.0
Power Plants	297.9	15.8	3.1	0.3
Industrial, Commercial and Governmental	176.5	9.4	144.2	12.2
Compressed Natural Gas	159.5	8.5	137.6	11.6
Subtotal	835.5	44.4	462.0	39.1
Transportation and Distribution Services
Power plants	846.3	45.0	580.7	49.0
Industrial, Commercial and Governmental	133.8	7.1	115.6	9.8
Subtotal	980.1	52.1	696.3	58.8
Processed Natural Gas	66.5	3.5	24.7	2.1
Total volume of gas delivered	1,882.1	100.0	1,183.0	100.0

Operating Costs

Operating costs totaled $ 125,921 thousand during the three-month period ended March 31, 2004, representing a 25.8% increase compared to $ 100,086 thousand recorded in the same period of the previous year. This increase is mainly due to the increase in the cost of gas purchased and higher gas volumes delivered.

Gas tariffs have remained stable due to the fact that they are under renegotiation. MetroGAS cannot estimate the final outcome of these renegotiations and its possible impact on the Company's cost structure.

During the first three-months of 2004, 1,044.5 million of cubic meters were acquired representing an increase of 89.2% with respect to the gas volumes purchased in the same period of 2003. This increase is mainly due to the increase in volumes delivered to power plants and industrial, commercial and governmental customers. During the first three-months period of 2004 gas costs increased by 103.3% mainly due to the increase in volumes acquired and as a consequence of higher average price originated in changes in the mix basins, which resulted in a higher participation of the Neuquén basin, the one with the higher cost.

Gas transportation costs decreased by 0.6% from $ 49,804 thousand during the three-month period ended March 31, 2003 to $ 49,487 thousand during the same period of 2004.

Gas transportation tariffs have not risen since January 2002, with the introduction of the Emergency Law.

During the three-month period ended March 31, 2004 and 2003, the Company capitalized $ 556 thousand and $ 798 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the three-month periods ended March 31, 2004 and 2003, in thousands of pesos:
	For the three-month period ended March 31, 2004	% of Total Operating Expenses	For the three-month period ended March 31, 2003	% of Total Operating Expenses

Gas purchases	51,794	41.1	25,471	25.4
Gas transportation	49,487	39.3	49,804	49.8
Depreciation of Fixed Assets	16,727	13.3	16,698	16.7
Payroll and social contributions	4,225	3.4	3,923	3.9
Operations and maintenance	1,332	1.1	1,727	1.7
Technical operator's fee	1,132	0.9	1,068	1.1
Sundry Materials	532	0.4	464	0.5
Fees for sundry services	440	0.3	455	0.4
Other operating costs	808	0.6	1,274	1.3
Capitalization of Operating Costs in Fixed Assets	(556)	(0.4)	(798)	(0.8)
Total	125,921	100.0	100,086	100.0

Administrative Expenses

Administrative expenses decreased by 21.3% from $ 15,712 thousand during the three-month period ended March 31, 2003 to $ 12,369 thousand in the same period of 2004. This decrease is mainly due to the reduction in intangibles assets amortization and fixed assets depreciation partially offset by the increase in payroll and social contributions and fees for professional services.

Selling Expenses

Selling expenses increased by 7.0% from $ 12,375 thousand during the three-month period ended March 31, 2003 to $ 13,236 thousand in the same period of 2004. This increase was mainly due to higher taxes, rates and contributions, payroll and social contributions, bank expenses and commissions and fees for sundry services partially offset by the reduction in the allowance for doubtful accounts.

Financing and Holding Results

Net financing and holding results for the three-month period ended March 31, 2004 amounted to a gain of $ 13,518 thousand compared to a gain of $ 113,565 thousand in the same period of the previous year.

This variation is mainly due to a less gain recorded in the three-month period ended March 31, 2004 resulting from the exchange difference generated by foreign-currency denominated financial debt with institutions outside the Argentine financial system due to a lower exchange rate variation compared to the same period of the previous year.

Other Income net

Other income net, for the three-month period ended March 31, 2004 amounted a gain of $ 56 thousand compared to a gain of $ 39 thousand recorded in the same period of the previous year.

Income Tax

During the three-month period ended March 31, 2004, the Company recorded an income tax prosivion of $ 7,308 thousand compared to a recovery of $ 2,007 thousand for the same period of the previous year.

Net cash provided by operating activities

Net cash provided by operating activities amounted to $ 16,948 thousand during the three-month period ended March 31, 2004 and to $ 6,415 thousand during the same period of the previous year. This increase is mainly due to lower suppliers payments, decrease in trade receivables compared to the same period of the previous year due to higher collections and lower bad debt level.

Net cash used in investing activities

Net cash used in investing activities totaled $ 4,606 thousand during the three-month period ended March 31, 2004 compared to $ 3,751 thousand used during the same period of the previous year.

Liquidity and capital resources

Financing

As of March 31, 2004, the total indebtedness of the Company was $ 1,406,494 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company had entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interests' cancellation date and the maturity date of the Series. Such agreement was cancelled during 2002 as mentioned below.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

MetroGAS executed an early termination of the future euro purchase agreement referred to above. The Company used the funds it received upon such termination to make, on August 12, 2002, an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors being treated equitably with respect to the total amount paid.

On September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Negotiable Obligations Program an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval that APE is binding on all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

As it has been over one year since the License re-negotiation process formally started with the Government with no success and due the APE commencement, MetroGAS has decided to adopt a prudent position and has classified the entire financial debt as current retroactively in its financial statements as of December 31, 2002.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as at that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfillment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

Capitalization

The Company's total capitalization at March 31, 2004 amounted to $ 2,184,080 thousand, consisting of $ 1,406,494 thousand short-term debt and shareholders' equity of $ 777,586 thousand.

Comparative Balance Sheet

In order to appraise the development of the Company's activities, the table below sets forth comparative balance sheet information from the Company's financial statements as of March 31, 2004, 2003, 2002, 2001 and 2000, in constant Argentine pesos as of February 28, 2003.
	03.31.04	03.31.03	03.31.02	03.31.01	03.31.00
	Balance Sheet
	Thousands of $
Current Assets	341,687	214,967	345,625	318,134	374,600
Non-current Assets	1,986,279	2,091,058	2,661,578	2,011,127	1,970,988
Total Assets	2,327,966	2,306,025	3,007,203	2,329,261	2,345,588

Current Liabilities	1,541,923	1,416,712	1,309,626	579,572	632,312
Non-current Liabilities	8,457	4,723	1,520,139	454,647	430,669
Total Liabilities	1,550,380	1,421,435	2,829,765	1,034,219	1,062,981
Shareholders' Equity	777,586	884,590	177,438	1,295,042	1,282,607
Total	2,327,966	2,306,025	3,007,203	2,329,261	2,345,588

Comparative Results of Operations

The table below contains a summary of the statements of operations for the periods ended March 31, 2004, 2003, 2002, 2001 and 2000, in constant Argentine pesos as of February 28, 2003.
03.31.04		03.31.03	03.31.02	03.31.01	03.31.00
Thousands of $

Gross Profit	21,207	11,102	38,286	56,456	65,231
Administrative and Selling Expenses	(25,605)	(28,087)	(53,886)	(47,307)	(49,994)
Operating (Loss) Income	(4,398)	(16,985)	(15,600)	9,149	15,237
Financial Results	13,518	113,565	(1,647,000)	(14,322)	(16,915)
Other (Expenses) Income, net	56	39	(51)	(513)	(223)
Income (Loss) Before Taxes	9,176	96,619	(1,662,651)	(5,686)	(1,901)
(Expense) Income Tax Benefit	(7,308)	2,007	582,158	2,049	(1,016)
Net Income (Loss)	1,868	98,626	(1,080,493)	(3,637)	(2,917)

Comparative Statistical Data

The table below shows a summary of operating data for the periods ended March 31, 2004, 2003, 2002, 2001 and 2000.
	03.31.04	03.31.03	03.31.02	03.31.01	03.31.00
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	1,044,490	552,124	476,495	666,286	1,255,928
Gas contracted by third parties	1,023,979	761,784	1,053,296	900,411	570,617
	2,068,469	1,313,908	1,529,791	1,566,697	1,826,545
Volume of gas withheld:
Transportation	(132,612)	(91,548)	(106,163)	(117,934)	(123,673)
Loss in distribution	(50,469)	(38,646)	(20,814)	(18,486)	(38,182)
Transportation and processing gas production	(3,277)	(711)	(1,400)	(1,106)	(5,921)
Volume of gas delivered	1,882,111	1,183,003	1,401,414	1,429,171	1,658,769

Comparative ratios

The table below contains certain financial ratios as of March 31, 2004, 2003, 2002, 2001 and 2000.
	03.31.04	03.31.03	03.31.02	03.31.01	03.31.00

Liquidity	0.22	0.15	0.26	0.55	0.59
Solvency	0.50	0.62	0.06	1.25	1.21
Immobilization	0.85	0.91	0.89	0.86	0.84

Other information

The table below contains information regarding the price per share of the Company's Common Shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	Share Price of ADSs on the New York Stock Exchange (1)
		$	US$
Closing price		1.30	13.00
December	1994	1.03	10.12
December	1995	0.98	9.75
December	1996	0.94	9.38
December	1997	0.77	7.75
December	1998	0.85	8.13
March	1999	0.79	8.00
June	1999	0.88	8.44
September	1999	0.93	9.25
December	1999	0.89	8.75
March	2000	0.91	8.63
June	2000	0.88	8.75
September	2000	0.91	9.25
December	2000	0.84	8.06
March	2001	0.79	8.00

		Share Price on the Buenos Aires Stock Exchange (1)	Share Price of ADSs on the New York Stock Exchange (1)
		$	US$
June	2001	0.69	6.80
September	2001	0.58	6.30
December	2001	0.68	6.50
March	2002	0.75	3.30
June	2002	0.57	1.30
September	2002	0.35	0.97
December	2002	0.55	1.43
March	2003	0.69	2.40
June	2003	1.05	3.82
September	2003	1.04	3.38
December	2003	1.98	6.44
January	2004	1.85	6.00
February	2004	1.67	5.65
March	2004	1.60	5.35

(1) Prices on the last business day of the month.

Outlook of MetroGAS

Based on the economic situation and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will concentrate its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License, MetroGAS will define its future strategy.

Autonomous City of Buenos Aires, May 7, 2004.

Vito Sergio Camporeale
Deputy President